Exhibit (a)(18)
                               M E M O R A N D U M

To:      Participants in the Brylane Inc. Stock Subscription Plan ("SSP")

From:    Robert A. Pulciani

Date:    March 29, 1999

Re:      PPR Transaction--Treatment of Subscription Stock
________________________________________________________________________________

                                   BACKGROUND

         TENDER OFFER. Pinault-Printemps-Redoute, S.A. ("PPR") currently beneficially owns approximately 49.9% of Brylane's stock. A subsidiary of PPR has made an offer to purchase all of the outstanding stock of Brylane that PPR does not beneficially own now at the price of $24.50 per share (the "Tender Offer"). The purpose of this memo is to give you some background information on the Tender Offer and how it will affect any subscription shares of Brylane stock that you own. Additionally, this memo tells you how you can implement an election to sell or not to sell your stock to PPR in response to the Tender Offer.

         MERGER. PPR will acquire 100% of the stock of Brylane if Brylane is merged into PPR (the "Merger") as is expected following the closing of the Tender Offer. As a result of the Merger, all of the remaining stockholders of Brylane who did not tender their shares in the Tender Offer will receive cash in an amount equal to the price paid in the Tender Offer (the "Offer Price") at the time of the Merger. The following situations are the possible outcomes that could happen as a result of the Tender Offer:

o If PPR does not acquire at least 90% of the shares of Brylane stock (including the shares it already beneficially owns), it can (1) elect not to purchase any stock pursuant to the Tender Offer or (2) extend the Tender Offer for certain periods past April 12 until 90% is obtained (after which point the Merger would close as soon as possible).

o If PPR acquires 90% of the shares of Brylane stock (including the shares it already beneficially owns), it will purchase such shares, and the Merger will close as soon as possible.

o If PPR acquires at least 75% (including the shares it already beneficially owns), PPR may, but is not obligated to, close the Tender Offer. PPR could also extend the Tender Offer for certain periods past April 12 until 90% is obtained (after which point the Merger would close as soon as possible). If PPR elects to close the Tender Offer upon the acquisition of at least 75% but less than 90%, it will also cause the Merger to be consummated, but only after holding a meeting of Brylane's stockholders. The Merger would still occur, but not for several weeks (a minimum of 45 days after April 12).

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         IF THE MERGER IS CONSUMMATED, YOUR SHARES WILL BE AUTOMATICALLY
CONVERTED INTO THE RIGHT TO RECEIVE THE OFFER PRICE, WHETHER OR NOT YOU TENDERED YOUR SHARES TO PPR IN THE TENDER OFFER.


                  This memo is being provided to you because you participate in the SPP, and gives you basic information on how to tender your shares of Brylane stock if you desire to do so. There are two different mechanisms for tendering your shares of subscription stock; which mechanism you'll use will be determined by whether or not your shares are held in a brokerage account.

         A. IF YOUR BRYLANE STOCK IS HELD IN A PERSONAL BROKERAGE ACCOUNT AT MERRILL LYNCH OR AT ANOTHER BROKER: You can decide whether or not you wish to tender the shares of Brylane stock held in your account. As a stockholder of Brylane, your broker will send materials to you describing the transaction as well as instructions as to how to instruct your broker as to whether or not you wish to tender the shares in your personal account. Please read these materials carefully; if you have any questions on how to fill out the forms, call your broker or the Information Agent at (800) 322-2885. Your choices are as follows:

o If you tell your broker to tender your shares, they will be sold to PPR in accordance with the Tender Offer;

o If you tell your broker not to tender your shares, those shares will remain in your personal account with your broker; or

o If you don't tell your broker whether or not to tender your shares, your shares will not be tendered (so that they will remain in your personal account).

         If your shares are sold because you tendered them, a check in the amount of the sales proceeds will be mailed to you.

         B. IF YOUR BRYLANE STOCK IS NOT HELD IN A BROKERAGE ACCOUNT: If you would like to tender your shares, you are encouraged to deposit your shares in your brokerage account as soon as possible, as it will significantly reduce the amount of paperwork you will have to complete to tender your shares. If you do deposit the shares with your broker, you should follow the instructions set forth under Part A above. If you elect not to deposit your shares with your broker, you will be mailed a package of documents that you will need to fill out. You should carefully read the instructions and fill out the correct forms if you decide to tender your shares; call the Information Agent at (800) 322-2885 if you have any questions on how to fill out the forms. If you deposit your shares with a broker, the broker will take care of most of the paperwork. You can decide whether or not you wish to tender your shares of Brylane stock. Your choices are as follows:

o If you tender your shares by filling out and returning the proper forms before the expiration date of the Tender Offer, and sending in your stock certificate or certificates,
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         they will be sold to PPR in accordance with the Tender Offer; or

o        If you don't do anything, your shares will not be tendered.

         If your shares are sold because you tendered them, a check in the amount of the sales proceeds will be mailed to you.

                          ALL PARTICIPANTS PLEASE NOTE

         Whether or not you have your stock held in a personal brokerage account, you of course remain free to sell your subscription stock in the open market at any time up to the time the Merger occurs, subject to securities law restrictions as well as the Company's insider trading and "blackout" policies. Please note, however, that you will not be charged any stock brokerage commissions on the sale of your shares to PPR if you decide to tender your shares in the Tender Offer. In addition, IF THE MERGER OCCURS, YOUR SHARES WILL BE CONVERTED INTO THE RIGHT TO RECEIVE THE PRICE PAID IN THE TENDER OFFER, WHETHER OR NOT YOU TENDERED YOUR SHARES TO PPR.